UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on May 9, 2025 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on May 7, 2025 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

We hereby call the fiscal year 2025 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: May 28, 2025 / 11:00 (Seoul Time)

2.	Address: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Republic of Korea

KEPCO Headquarters (Venue: Vision Hall)

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director

-	Jung, Chi-Kyo

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Jung-Taek
Name:	Lee, Jung-Taek
Title:	Assistant Vice President

Date: May 9, 2025

Attachment

Agenda 1. Election of a Standing Director

o	Jung, Chi-Kyo

•	Gender : Male

•	Date of Birth : November 15, 1965

•	Current Position in KEPCO : Expert Advisor of Distribution Planning Department (from May 2025 and on)

•	Previous Positions in KEPCO

-	Expert Advisor of Seongnam Regional Office (from December 2024 to May 2025)

-	Vice President of Regional Headquarters KEPCO North Gyeonggi (from December 2023 to December 2024)

-	Vice President and Head of Distribution Planning Department (from November 2021 to December 2023)

-	Director General of Ansan Regional Office (from December 2019 to November 2021)

-	Director General of Namdaegu Regional Office (from December 2018 to December 2019)

-	Assistant Vice President and Head of Distribution Planning team (from July 2018 to December 2018)

-	Assistant Vice President and Head of Distribution Construction team (from September 2017 to July 2018)

-	Assistant Vice President and Head of Advanced Distribution Management System Team (from December 2016 to September 2017)

-	Director General of Marketing Planning Department of Regional Headquarters KEPCO Gyeonggi (from December 2015 to December 2016)

-	Join KEPCO (from August 1990)

•	Term of Office as Non-standing and Non-executive director in KEPCO : Two years

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since

Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Ahn, Jung-Eun	Corporate Senior Vice President and Chief Business Management Officer	Jan. 6, 2025

Standing Director	Male	Jung, Chi-Kyo	Corporate Senior Vice President and Chief Safety Officer & Chief Operation Officer	May. 28, 2025

Standing Director	Male	Seo, Chul-Soo	Corporate Senior Vice President and Chief Power System Officer	Dec. 11, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Vice President and Chief Global & New Business Officer	Jun. 26, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

Non-standing Director	Male	Kang, Hoon	Non-Executive Director	May. 1, 2024

Non-standing Director	Male	Lee, Heung-Ryul	Non-Executive Director	May. 7, 2025